                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Board of Directors examines and approves Interim Financial Statements at 31 March 2012

► REVENUES: €7,392 MILLION, +4.5% COMPARED WITH Q1 2011; +5.3% IN ORGANIC TERMS

► EBITDA: €2,963 MILLION, +1.2% COMPARED WITH Q1 2011; +0.5% IN ORGANIC TERMS

► EBIT: €1,619 MILLION, +7.6% COMPARED WITH Q1 2011; +5.7% IN ORGANIC TERMS

► NET INCOME: €606 MILLION, +10.4% COMPARED WITH Q1 2011

► ADJUSTED NET FINANCIAL POSITION: €30,312 MILLION, DOWN €310 MILLION FROM 31 MARCH 2011 (€30,622 MILLION) AND BY €102 MILLION COMPARED WITH 31 DECEMBER 2011 (€30,414 MILLION)

BERNABE’: “THE MARKED IMPROVEMENT IN DOMESTIC REVENUE TRENDS, DESPITE THE DIFFICULT MACROECONOMIC CLIMATE, TOGETHER WITH THE POSITIVE CONTRIBUTION OF THE INTERNATIONAL BUSINESSES HAS ENABLED THE GROUP TO CLOSE THE QUARTER WITH REVENUES OF 7.4 BILLION EURO, UP 5% ON THE SAME PERIOD OF 2011. IN ADDITION, THE DEBT REDUCTION PROCESS CONTINUES AS PLANNED. THE CASH FLOW GENERATION FORECAST OVER THE COMING MONTHS WILL ENABLE US TO REACH OUR TARGET OF AROUND 27.5 BILLION EURO BY THE END OF 2012.”

►

 TELECOM ITALIA MEDIA: THE TELECOM ITALIA BOARD OF DIRECTORS HAS RESOLVED TO BEGIN THE PROCESS FOR THE DISPOSAL OF THE ACTIVITIES IN THE MEDIA SECTOR

***

The preliminary results for the first quarter of 2012 will be illustrated to the financial community during a conference call scheduled for 12 am (Italian time) tomorrow. Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Thursday 17 May by calling: +39 06 334843 (access code 408039#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; accounting and adjusted net financial debt. For further details please see the attachment “Alternative performance measures”.

The Telecom Italia Group Interim Financial Statements at 31 March 2012 were drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and with Consob Communication DEM/8041082 of 30 April 2008 (Quarterly reporting by issuers of listed shares who give Italy as state of origin).

The Interim Financial Statements have not undergone an external audit and were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS").

The accounting and consolidation principles adopted in the preparation of the Interim Statements were consistent with those used for the Telecom Italia Group Consolidated Statements at 31 December 2011, with the exception of certain new Principles/Interpretations (including the improvements/amendments) adopted by the Group from 1 January 2012 and already explained in the 2011 statements. These new Principles/Interpretations have no impact on the Interim Financial Statements at 31 March 2012.

No events or circumstances or variations to key variables occurred during the first quarter that required us to update the impairment test on the value of goodwill carried out for the Telecom Italia Group Consolidated Financial Statements at 31 December 2011.

Note that the section "Outlook for the 2012 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 9 May 2012

The Telecom Italia Board of Directors, chaired by Franco Bernabè, today examined and approved the Group’s Interim Financial Statements at 31 March 2012.

Franco Bernabè commented: “Despite the complex economic context, the domestic market reported significant signs of recovery in revenue trends in the first quarter, sustaining margins of around 50%. The excellent performance of Latin America continues: over the quarter Brazil and Argentina contributed 38% of the Group's turnover and 27% of EBITDA, with a margin of over 40%. These results, together with increasing cash generation, mainly in the second half, allows us to confirm all our targets for year-end 2012.”

THE MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

Additions to the consolidation area:

•

TIM Fiber – Brazil: On 31 October 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed TIM Fiber SP and TIM Fiber RJ respectively.

•

4GH Group - Domestic: On 27 July 2011 the 4G Holding group (retail sales of telephony equipment) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l..

Exits from  the consolidation area:

•

Loquendo – Domestic: On 30 September 2011 Loquendo S.p.A. was sold and consequently excluded from the consolidation perimeter.

TELECOM ITALIA GROUP

Revenues in Q1 2012 amounted to €7,392 million, up 4.5% from €7,073 million in the first quarter of 2011 (+€319 million). In terms of organic variation, consolidated revenues grew by 5.3% (+€373 million).

In detail, the organic variation in revenues is calculated by excluding:

-

the effect of foreign exchange rate fluctuations of -€51 million regarding the Brazil Business Unit (-€27 million), the Argentina Business Unit (-€26 million) and other Group companies (+€2 million);

-

the effect of changes to the consolidation area (-€3 million), due to the sale of Loquendo (Domestic Business Unit) on 30 September 2011.

Revenues, broken down by operating unit, are as follows:

(millions of euros)	Q1 2012		Q1 2011		Change
		%		%	absolute	%	% organic

Domestic	4,486	60.7	4,596	65.0	(110)	(2.4)	(2.4)
Core Domestic	4,253	57.5	4,396	62.2	(143)	(3.3)	(3.2)
International Wholesale	347	4.7	317	4.5	30	9.5	8.8
Brazil	1,928	26.1	1,646	23.3	282	17.1	19.1
Argentina	901	12.2	753	10.6	148	19.7	24.0
Media, Olivetti and Other Operations	118	1.6	131	1.9	(13)
Adjustments and eliminations	(41)	(0.6)	(53)	(0.8)	12
Total Consolidated	7,392	100.0	7,073	100.0	319	4.5	5.3

EBITDA came to €2,963 million, up €34 million (+1.2%) on the previous year period, with EBITDA margin of 40.1% (41.4% in Q1 2011). In organic terms EBITDA grew by €15 million (+0.5%) on the previous year period, with margin on revenues down by 1.9 pp (40.1% in Q1 2012 compared with 42.0% in Q1 2011). This trend is attributable to the greater weight of revenues in South America, whose margins are lower than Domestic business, as well as increased sales of mobile handsets aimed at a higher penetration of data services.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(millions of euros)	Q1 2012		Q1 2011		Change
		%		%	absolute	%	% organic

Domestic	2,193	74.0	2,236	76.3	(43)	(1.9)	(3.4)
% of Revenues	48.9		48.7		0.2 pp		(0.5)pp
Brazil	505	17.0	452	15.4	53	11.7	13.5
% of Revenues	26.2		27.5		(1.3)pp		(1.3)pp
Argentina	289	9.8	257	8.8	32	12.5	16.6
% of Revenues	32.1		34.1		(2.0)pp		(2.0)pp
Media, Olivetti and Other Operations	(22)	(0.7)	(14)	(0.4)	(8)		-
Adjustments and eliminations	(2)	(0.1)	(2)	(0.1)	-		-
Total Consolidated	2,963	100.0	2,929	100.0	34	1.2	0.5
% of Revenues	40.1		41.4		(1.3)pp		(1.9)pp

EBIT amounted to €1,619 million, up €114 million (+7.6%) from Q1 2011, with the EBIT margin standing at 21.9% (21.3% in Q1 2011). The organic EBIT variation was a positive €88 million (+5.7%) with organic EBIT margin unchanged compared with Q1 2011.

Consolidated net income amounted to €606 million, up €57 million (+10.4%) with respect to the first quarter of 2011.

Capex for the first quarter of 2012 amounted to €954 million (up €53 million compared with Q1 2011) broken down as follows:

(millions of euros)	Q1 2012		Q1 2011		Change
		%		%

Domestic	589	61.7	663	73.6	(74)
Brazil	234	24.5	130	14.4	104
Argentina	121	12.7	91	10.1	30
Media, Olivetti and Other Operations	10	1.1	17	1.9	(7)
Adjustments and eliminations	-	-	-	-	-
Total Consolidated	954	100.0	901	100.0	53
% of Revenues	12.9		12.7		0.2 pp

Capex for the Domestic Business Unit shrank by €74 million, mainly due to the lower requirement in relation to delivery of new systems owing to the slowdown and contraction of fixed-line business.

For the Brazil Business Unit capex rose by €104 million (including a forex effect of €2 million) in relation to investments in network infrastructure for the development of voice and data traffic.

Capex for the Argentina Business Unit grew by €30 million from the same period of last year. Investments were aimed at enlarging the fibre optic infrastructure and access network, developing backhauling for mobile traffic, DWDM technology and reinforcement of the IP backbone to improve transmission capacity and increase access speed provided to customers.

Cash flow from operations amounted to €626 million (€1,076 million in Q1 2011). This figure was affected by seasonal trends in the cash out for payables posted in the last quarter of the previous year, and the payment by the Brazil Business Unit of the telecommunications operations tax on the customer base which is due by the end of March of each year.

Adjusted net financial debt (excluding the purely accounting and non-monetary effects of the valuation at fair value of financial derivatives and related assets/liabilities) at 31 March 2012 is €30,312 million, down €102 million with respect to 31 December 2011 (€30,414 million).

Accounting net financial debt amounts to €30,979 million (€30,819 at 31 December 2011).

At 31 March 2012 Group headcount stood at 84,625 employees (84,154 at 31 December 2011), of whom 56,919 in Italy (56,878 at 31 December 2011).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

►

Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle Group business (International Wholesale) as well as associated support operations;

►

Brazil Business Unit: refers to mobile (Tim Celular) and fixed-line (Intelig, Tim Fiber SP and Tim Fiber RJ) telecommunications operations in Brazil;

►

Argentina Business Unit: includes fixed-line (Telecom Argentina) and mobile telecommunications (Telecom Personal in Argentina, and Núcleo in Paraguay);

►

Media Business Unit: includes TV network-related activities and operations;

►

Olivetti Business Unit: includes activities in IT products and services;

►

Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Figures for Telecom Italia Media at 31 March 2012 will be provided in the press release to be issued  following the Board Meeting's approval.

DOMESTIC

Domestic revenues amounted to €4,486 million (€4,596 million in Q1 2011), down 2.4% in reported and organic terms.

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amounted to €4,253 million, down 3.3% (€4,396 million in the first three months of 2011) and with an organic variation of -3.2%.

The performance of the individual market segments as compared with the same period of 2011 is as follows:

►

Consumer: the Consumer segment saw a slide in revenues compared with the first three months of 2011 of €26 million (-1.2%), although confirming the steady recovery seen in FY 2011 mostly thanks to a stabilisation of the erosion of voice revenues (both Fixed and Mobile), strong growth in Mobile Internet revenues and growth in revenues from handset sales. The contraction is entirely attributable to traditional Voice and Messaging services, largely offset by growth in Mobile Internet (+€27 million, +17.5% compared with Q1 2011) and Fixed Broadband Access (+€5 million, +2.2% compared with the previous year period).

►

Business: revenues for the segment fell by €47 million in Q1 2012 compared with the first quarter of 2011 (-6.1%). The fall was primarily seen in revenues from services (-€32 million) of which -€22 million on Fixed-line, entirely due to erosion of the customer base (-6.3% compared with 2011). In the Mobile segment the reduction (-€11 million) was seen in particular in incoming and roaming traffic due to lower termination rates and average prices, especially for Voice services.

►

Top: the segment reported a drop in revenues in Q1 2012 of €58 million compared with the same period of 2011 (-7.0%). The reduction affected both service revenues (-€35 million, -4.7%), and product sales (-€23 million, -28.0%). In particular the downturn in revenues from services concerned Voice (-€18 million) and Data (-€19 million). This decline was only partially offset by growth in the Mobile segment (+€4 million, +1.4%).

►

National Wholesale: the Wholesale segment in Q1 2012 reported a slight drop in revenues (-€7 million, -1.3%) owing largely to lower traffic revenues. Other revenue trends remained substantially stable.

►

International Wholesale Revenues

In Q1 2012 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €347 million, up €30 million (+9.5%, +8.8% in organic terms) compared with the first three months of 2011. This performance was primarily attributable to Voice services (+€31 million, +14.4%) and the IP/Data segment (+€5 million, +7.8%).

Besides the breakdown by market segment, the following revenue figures are distinguished by technology (Fixed and Mobile).

►

Fixed-Line Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	Q1 2012		Q1 2011		Change
(millions of euros)%			%		absolute	%

Retail Voice	1,364	42.2	1,437	43.1	(73)	(5.1)
Internet	412	12.7	422	12.7	(10)	(2.4)
Business Data	329	10.2	364	10.9	(35)	(9.6)
Wholesale	1,032	31.9	1,015	30.5	17	1.7
Others	98	3.0	93	2.8	5	5.4
Total Fixed-Line Telecommunications Revenues	3,235	100.0	3,331	100.0	(96)	(2.9)

►

Mobile Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	Q1 2012		Q1 2011		Change
(millions of euros)%			%		absolute	%

Outgoing voice	825	50.0	876	52.2	(51)	(5.8)
Incoming voice	237	14.4	283	16.9	(46)	(16.3)
VAS	511	31.0	475	28.3	36	7.6
Handsets	77	4.6	45	2.6	32	71.1
Total Mobile Telecommunications Revenues	1,650	100.0	1,679	100.0	(29)	(1.7)

EBITDA for the Domestic business unit amounted to €2,193 million, down €43 million (-1.9%) from the corresponding period of 2011. The EBITDA margin was 48.9%, up 0.2 percentage points compared with the first three months of 2011. This result was affected by the contraction in revenues from services (-€102 million compared with the corresponding period of 2011) only partly recovered thanks to the selective control and containment of costs. Organic EBITDA came to €2,196 million, (-€78 million, -3.4% compared with the same period of 2011), with EBITDA margin at 49% of revenues slightly lower than the same period of 2011 (-0.5 percentage points).

EBIT for the Domestic business unit came to €1,278 million, €56 million higher than Q1 2011, (€1,222 million). This was mainly due to a decrease depreciation and amortisations (-€102 million compared with Q1 2011). The EBIT margin was 28.5%, up 1.9 percentage points from 2011 (26.6%).

Capex amounted to €589 million, down €74 million from the same period of 2011. The capex margin was 13.1% of revenues.

Headcount stood at 55,621, higher by 232 units compared with 31 December 2011 (the variation includes the effects of the acquisition, effective from 1 January 2012, of the Contact Center and the relative 249 resources from the company Advalso belonging to the Olivetti Business Unit).

BRAZIL

(average real/euro exchange rate 2.31802)

Revenues of Tim Brasil group in Q1 2012 came to 4,468 million reais, 716 million reais higher than Q1 2011 (+19.1%). Revenues from services grew to reach 4,015 million reais, up from 3,463 million reais in Q1 2011 (+15.9%). Revenues from product sales increased by 289 million reais in Q1 2011 to 453 million reais in Q1 2012 (+56.7%). ARPU (Average Revenue Per User) was over 19.1 reais in Q1 2012 compared with 20.8 reais in Q1 2011. The total number of lines at 31 March 2012 was 67.2 million, up 4.9% with respect to 31 December 2011, representing a 26.80% market share.

EBITDA amounted to 1,170 million reais, up 139 million reais from Q1 2011 (+13.5%). Margin growth was sustained by the increase in revenues, mainly in outgoing voice traffic and VAS, partially counterbalanced by the higher variable costs due to business expansion. The EBITDA margin was 26.2% of revenues, down 1.3 percentage points from Q1 2011. This came as a consequence of the strong growth in low-margin sales of smartphones/webphones, +56.7% compared with Q1 2011.

EBIT amounted to 546 million reais, an improvement of 128 million on Q1 2011. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisations of 8 million reais (621 million reais in Q1 2012 compared with 613 million reais in the same period of 2011).

Headcount stood at 10,737 employees (10,539 at 31 December 2011).

ARGENTINA

(average peso/euro exchange rate 5.68751)

Q1 2012 revenues came to 5,126 million pesos, an increase of 992 million pesos (+24.0%) compared with first quarter 2011 (4,134 million pesos) thanks to growth of the Broadband and Mobile client base, as well as ARPU. The principal source of revenues for the Argentina Business Unit was mobile telephony which contributed 72% of consolidated revenues and grew by 28% compared with Q1 2011.

The number of fixed lines at 31 March 2012 remained practically unchanged against the end of 2011 (at around 4.1 million lines). Despite the freezing of tariffs imposed by the Economic Emergency Law of January 2002, ARBU (Average Revenue Billed per User) grew by 7.3% compared with Q1 2011 as a result of sales of packages including minutes of traffic and value added services.

Telecom Argentina's overall Broadband client portfolio at 31 March 2012 numbered 1,566,000 accesses, 16,000 more than December 2011 with growth of 1.0%. In Q1 2012 the growth in Internet access lines was accompanied by an increase in prices resulting in a higher ARPU.

The Personal client base in Argentina grew by 354,000 from the end of 2011 to reach a total 18.5 million lines at 31 March 2012, 32% of which with post-paid contracts. Meanwhile, thanks to the acquisition of high value customers and our leadership in Smartphones, ARPU grew by around 16% to top 54.9 pesos (47.4 pesos in Q1 2011). Much of this growth is attributable to value added services (including SMS and Mobile Internet), which together represented around 52% of mobile telephony revenues in Q1 2012.

In Paraguay the Núcleo client base grew by 2.5% from 31 December 2011 to reach 2,203,000 lines at 31 March 2012, 17% of which with post-paid contracts.

EBITDA reached 1,644 million pesos, an improvement of 234 million pesos (+16.6%). The EBITDA margin was 32.1%, 2.0 percentage points less than in Q1 2011, mainly due to the higher incidence of purchases of services and materials and of labour costs.

The headcount stood at 16,591 employees (16,350 at 31 December 2011).

OLIVETTI

Revenues in Q1 2012 were €59 million, down €19 million compared with the same period of 2011. However, total revenues at a constant perimeter - calculated excluding the business of the Advalso S.p.A. Contact Center sold at the beginning of the year to Telecontact Center S.p.A. (Domestic BU) - fell by €13 million, with an organic variation of -18.1%. Excluding the revenues from agreements with the parent Telecom Italia S.p.A. on the use of brands and patents, the decline comes to €8 million (-11.9%).

EBITDA was a negative €14 million, unchanged on Q1 2011. Changes to the consolidation area had no significant impact on EBITDA. The lower margins linked to the fall in sales is more than compensated for by the €2 million reduction in costs (lower fixed costs and lower labour costs).

EBIT was a negative €15 million, unchanged compared to Q1 2011.

Headcount stood at 811 employees, down 264 from 1,075 at 31 December 2011 (the variation includes the effects of the sale, with effect from 1 January 2012, of the Contact Center and its 249 resources to the Domestic Business Unit).

***

EVENTS SUBSEQUENT TO 31 MARCH 2012

No significant events subsequent to 31 March 2012 to emphasise.

***

OUTLOOK FOR THE 2012 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the targets linked to the main economic and financial indicators, as described in the 2012-2014 Industrial Plan, foresee the following outcomes for the whole of 2012:

•

Revenues and EBITDA essentially unchanged from 2011;

•

Adjusted net financial position at around €27.5 billion.

***

TELECOM ITALIA MEDIA

The Telecom Italia Board of Directors has decided to begin the process for the disposal of the activities in the media sector, in relation to the refocusing of the Group on the core activities as outlined in the 2012-2014 Business Plan.

Such disposal will contribute to reach the targets of debt reduction already announced.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures , which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and the Business Units level) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Units level).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the first quarter 2012 and 2011.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Report at March 31, 2012 and are unaudited.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Quarter 2012	1st Quarter 2011	Change (a - b)
	(a)	(b)	amount	%

Revenues	7,392	7,073	319	4.5
Other income	52	48	4	8.3
Total operating revenues and other income	7,444	7,121	323	4.5
Acquisition of goods and services	(3,231)	(2,995)	(236)	(7.9)
Employee benefits expenses	(998)	(990)	(8)	(0.8)
Other operating expenses	(456)	(398)	(58)	(14.6)
Changes in inventories	53	49	4	8.2
Internally generated assets	151	142	9	6.3
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non- current assets (EBITDA)	2,963	2,929	34	1.2
Depreciation and amortization	(1,340)	(1,425)	85	6.0
Gains (losses) on disposals of non-current assets	(4)	-	(4)	°
Impairment reversals (losses) on non-current assets	-	1	(1)	°
Operating profit (loss) (EBIT)	1,619	1,505	114	7.6
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(3)	(4)	1	25.0
Other income (expenses) from investments	-	17	(17)	°
Finance income	803	952	(149)	(15.7)
Finance expenses	(1,242)	(1,422)	180	12.7
Profit (loss) before tax from continuing operations	1,177	1,048	129	12.3
Income tax expense	(457)	(396)	(61)	(15.4)
Profit (loss) from continuing operations	720	652	68	10.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-	-	-
Profit (loss) for the period	720	652	68	10.4
Attributable to:
• Owners of the Parent	606	549	57	10.4
• Non-controlling interests	114	103	11	10.7

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		1st Quarter 2012	1st Quarter 2011

Profit (loss) for the period	(a)	720	652
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		25	5
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		(4)	(1)
	(b)	21	4
Hedging instruments:
Profit (loss) from fair value adjustments		(511)	(20)
Loss (profit) transferred to the Separate Consolidated Income Statement		222	321
Net fiscal impact		80	(84)
	(c)	(209)	217
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(156)	(350)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		-	-
	(d)	(156)	(350)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		-	1
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		-	-
	(e)	-	1
Total	(f=b+c+d+e)	(344)	(128)
Total Profit (loss) for the period	(a+f)	376	524
Attributable to:
• Owners of the Parent		366	628
Non-controlling interests		10	(104)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		3/31/2012 (a)	12/31/2011 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		36,943	36,957	(14)
Other intangible assets		8,406	8,600	(194)
		45,349	45,557	(208)
Tangible assets
Property, plant and equipment owned		14,515	14,854	(339)
Assets held under finance leases		1,072	1,094	(22)
		15,587	15,948	(361)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		43	47	(4)
Other investments		38	38	-
Non-current financial assets		2,416	2,949	(533)
Miscellaneous receivables and other non-current assets		1,204	1,128	76
Deferred tax assets		1,317	1,637	(320)
		5,018	5,799	(781)
Total Non-current assets	(a)	65,954	67,304	(1,350)
Current assets
Inventories		496	447	49
Trade and miscellaneous receivables and other current assets		8,056	7,770	286
Current income tax receivables		25	155	(130)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,171	1,469	(298)
Cash and cash equivalents		5,492	6,714	(1,222)
		6,663	8,183	(1,520)
Current assets sub-total		15,240	16,555	(1,315)
Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total Current assets	(b)	15,240	16,555	(1,315)
Total Assets	(a+b)	81,194	83,859	(2,665)

(millions of euros)		3/31/2012 (a)	12/31/2011 (b)	Change (a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		23,156	22,791	365
Equity attributable to non-controlling interests		3,918	3,904	14
Total Equity	(c)	27,074	26,695	379
Non-current liabilities
Non-current financial liabilities		34,097	35,860	(1,763)
Employee benefits		856	850	6
Deferred tax liabilities		958	1,056	(98)
Provisions		839	831	8
Miscellaneous payables and other non-current liabilities		1,177	1,156	21
Total Non-current liabilities	(d)	37,927	39,753	(1,826)
Current liabilities
Current financial liabilities		5,961	6,091	(130)
Trade and miscellaneous payables and other current liabilities		9,978	10,984	(1,006)
Current income tax payables		254	336	(82)
Current liabilities sub-total		16,193	17,411	(1,218)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total Current Liabilities	(e)	16,193	17,411	(1,218)
Total Liabilities	(f=d+e)	54,120	57,164	(3,044)
Total Equity and Liabilities	(c+f)	81,194	83,859	(2,665)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Quarter 2012	1st Quarter 2011

Cash flows from operating activities:
Profit (loss) from continuing operations		720	652
Adjustments for:
Depreciation and amortization		1,340	1,425
Impairment losses (reversals) on non-current assets (including investments)		1	2
Net change in deferred tax assets and liabilities		298	260
Losses (gains) realized on disposals of non-current assets (including investments)		4	(17)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		3	4
Change in employee benefits		2	1
Change in inventories		(48)	(39)
Change in trade receivables and net amounts due from customers on construction contracts		118	161
Change in trade payables		(661)	(270)
Net change in current income tax receivables/payables		46	30
Net change in miscellaneous receivables/payables and other assets/liabilities		(421)	(98)
Cash flows from (used in) operating activities	(a)	1,402	2,111
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(424)	(404)
Purchase of tangible assets on an accrual basis		(530)	(497)
Total purchase of intangible and tangible assets on an accrual basis		(954)	(901)
Change in amounts due to fixed asset suppliers		(353)	(546)
Total purchase of intangible and tangible assets on a cash basis		(1,307)	(1,447)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(7)	-
Acquisitions/disposals of other investments		-	(1)
Change in financial receivables and other financial assets		758	546
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(5)	(1)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		15	378
Cash flows from (used in) investing activities	(b)	(546)	(525)
Cash flows from financing activities:
Change in current financial liabilities and other		(728)	(838)
Proceeds from non-current financial liabilities (including current portion)		297	1,130
Repayments of non-current financial liabilities (including current portion)		(1,672)	(1,470)
Share capital proceeds/reimbursements (including subsidiaries)		(2)	-
Dividends paid		-	-
Changes in ownership interests in consolidated subsidiaries		-	(155)
Cash flows from (used in) financing activities	(c)	(2,105)	(1,333)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	(1,249)	253
Net cash and cash equivalents at beginning of the period	(f)	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)	-	(65)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,421	5,470

Additional Cash Flow Information

(millions of euros)	1st Quarter 2012	1st Quarter 2011

Income taxes (paid) received	(57)	(57)
Interest expense paid	(1,027)	(947)
Interest income received	312	314
Dividends received	-	-

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2012	1st Quarter 2011

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	6,714	5,526
Bank overdrafts repayable on demand - from continuing operations	(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	6,670	5,282
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	5,492	5,487
Bank overdrafts repayable on demand - from continuing operations	(71)	(17)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	5,421	5,470

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	3/31/2012	12/31/2011	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	22,722	24,478	(1,756)
Amounts due to banks, other financial payables and liabilities	10,102	10,078	24
Finance lease liabilities	1,273	1,304	(31)
	34,097	35,860	(1,763)
Current financial liabilities(*)
Bonds	3,588	3,895	(307)
Amounts due to banks, other financial payables and liabilities	2,134	1,951	183
Finance lease liabilities	239	245	(6)
	5,961	6,091	(130)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	40,058	41,951	(1,893)
Non-current financial assets
Securities other than investments	(11)	(12)	1
Financial receivables and other non-current financial assets	(2,405)	(2,937)	532
	(2,416)	(2,949)	533
Current financial assets
Securities other than investments	(674)	(1,007)	333
Financial receivables and other current financial assets	(497)	(462)	(35)
Cash and cash equivalents	(5,492)	(6,714)	1,222
	(6,663)	(8,183)	1,520
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(9,079)	(11,132)	2,053
Net financial debt carrying amount	30,979	30,819	160
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(667)	(405)	(262)
Adjusted net financial debt	30,312	30,414	(102)
Breakdown as follows:
Total adjusted gross financial debt	37,513	39,382	(1,869)
Total adjusted financial assets	(7,201)	(8,968)	1,767
(*)of which current portion of medium/long-term debt:
Bonds	3,588	3,895	(307)
Amounts due to banks, other financial payables and liabilities	1,296	1,064	232
Finance lease liabilities	239	245	(6)

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

Domestic

(millions of euros)	1st Quarter 2012	1st Quarter 2011		Change
			amount	%	% organic

Revenues	4,486	4,596	(110)	(2.4)	(2.4)
EBITDA	2,193	2,236	(43)	(1.9)	(3.4)
EBITDA margin	48.9	48.7		0.2pp	(0.5)pp
EBIT	1,278	1,222	56	4.6	1.7
EBIT margin	28.5	26.6		1.9pp	1.2pp
Headcount at period-end (number) (¹)	55,621	(*)55,389	232	0.4

(¹) The change of 232 units includes the effects of the acquisition, from January 1, 2012, of the 249 units of the Contact Center activities of

     Advalso, a company belonging to the Olivetti Business Unit.

(*)  Headcount at December 31, 2011.

Core Domestic

(millions of euros)	1st Quarter 2012	1st Quarter 2011	Change
			amount	%	% organic

Revenues	4,253	4,396	(143)	(3.3)	(3.2)
Consumer	2,190	2,216	(26)	(1.2)	(1.2)
Business (°)	726	773	(47)	(6.1)	(6.1)
Top (°)	775	833	(58)	(7.0)	(7.0)
National Wholesale	518	525	(7)	(1.3)	(1.3)
Other	44	49	(5)	(10.2)	(4.3)
EBITDA	2,149	2,177	(28)	(1.3)	(2.8)
EBITDA margin	50.5	49.5		1.0pp	0.2pp
EBIT	1,257	1,190	67	5.6	2.7
EBIT margin	29.6	27.1		2.5pp	1.7pp
Headcount at period-end (number)	54,613	(*)54,380	233	0.4

 (*)  Headcount at December 31, 2011.

 (°)  The data of the Business and Top segments relating to the 1st  quarter 2011 have been reclassified consistently  with those of the 1st  quarter

       2012 in order to take into account new classification criteria introduced at the beginning of the year.

International Wholesale

	(millions of euros)	1st Quarter 2012	1st Quarter 2011	Change
				amount	%	% organic

	Revenues	347	317	30	9.5	8.8
	of which third parties	244	211	33	15.6	14.6
	EBITDA	48	61	(13)	(21.3)	(22.6)
	EBITDA margin	13.8	19.2		(5.4)pp	(5.6)pp
	EBIT	21	31	(10)	(32.3)	(32.3)
	EBIT margin	6.1	9.8		(3.7)pp	(3.6)pp
	Headcount at period-end (number)	1,008	(*)1,009	(1)	(0.1)
	(*) Headcount at December 31, 2011
BRAZIL
	(million of euros)	(million of reais) Change
	1st Quarter 2012 (a)	1st Quarter 2011 (b)	1st Quarter 2012 (c)	1st Quarter 2011 (d)	amount (c-d)	% (c-d)/d

Revenues	1,928	1,646	4,468	3,752	716	19.1
EBITDA	505	452	1,170	1,031	139	13.5
EBITDA margin	26.2	27.5	26.2	27.5		(1.3)pp
EBIT	236	184	546	418	128	30.6
EBIT margin	12.2	11.1	12.2	11.1		1.1pp
Headcount at period-end (number)			10,737	(*)10,539	198	1.9

           (*)Headcount at December 31, 2011.

***

ARGENTINA
	(million of euros)		(million of pesos) Change
	1st Quarter 2012 (a)	1st Quarter 2011 (b)	1st Quarter 2012 (c)	1st Quarter 2011 (d)	amount (c-d)	% (c-d)/d

Revenues	901	753	5,126	4,134	992	24.0
EBITDA	289	257	1,644	1,410	234	16.6
EBITDA margin	32.1	34.1	32.1	34.1		(2.0)pp
EBIT	143	130	816	715	101	14.1
EBIT margin	15.9	17.3	15.9	17.3		(1.4)pp
Headcount at period-end (number) (*)			16,591	(**)16,350	241	1.5

(*) Includes employees with temp work contracts: 1 at March 31, 2012 and at December 31, 2011.

(**) Headcount at December 31, 2011.

***

OLIVETTI

(millions of euros)	1st Quarter	1st Quarter	Change
	2012	2011	amount	%	% organic

Revenues	59	78	(19)	(24.4)	(18.1)
EBITDA	(14)	(14)	-	-	-
EBITDA margin	n.s.	n.s.
EBIT	(15)	(15)	-	-	-
EBIT margin	n.s.	n.s.
Headcount at period-end (number)	811	(*) 1,075	(264)	(24.6)

(*)Headcount at December  31, 2011.

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)
	1st Quarter 2012	1st Quarter 2011	1st Quarter 2012	1st Quarter 2011
HISTORICAL EBITDA	2,193	2,236	2,963	2,929
Effect of change in scope of consolidation		-		-
Effect of change in exchange rates		1		(15)
Non-organic costs and expenses (revenues and income)	3	37	3	37
Disputes and settlement	1	6	1	6
Other expenses (income), net	2	31	2	31

COMPARABLE EBITDA	2,196	2,274	2,966	2,951

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)
	1st Quarter 2012	1st Quarter 2011	1st Quarter 2012	1st Quarter 2011
HISTORICAL EBIT	1,278	1,222	1,619	1,505
Effect of change in scope of consolidation		-		-
Effect of change in exchange rates		-		(8)
Non - organic costs and expenses (revenues and income) already described under EBITDA	3	37	3	37
	-		0	-
COMPARABLE EBIT	1,281	1,259	1,622	1,534

TELECOM ITALIA GROUP – CHANGE IN ADJUSTED NET FINANCIAL DEBT, DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Change in adjusted net financial debt

(millions of euros)	1st Quarter 2012	1st Quarter 2011	Change
EBITDA	2,963	2,929	34
Capital expenditures on an accrual basis	(954)	(901)	(53)
Change in net operating working capital:	(1,387)	(952)	(435)
Change in inventories	(48)	(39)	(9)
Change in trade receivables and net amounts due on construction contracts	118	161	(43)
Change in trade payables (*)	(1,014)	(816)	(198)
Other changes in operating receivables/payables	(443)	(258)	(185)
Change in provisions for employees benefits	2	1	1
Change in operating provisions and Other changes	2	(1)	3
Net operating free cash flow	626	1,076	(450)
% of Revenue	8.5	15.2	(6.7)pp

Sale of investments and other disposals	10	377	(367)
Financial investments	(7)	(156)	149
Finance expenses, income taxes and Other net non-operating requirements	(527)	(451)	(76)
Decrease/(Increase) in adjusted net financial debt	102	846	(744)

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2012 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014, by the syndacated Revolving Credit Facility for the total amount of 1.25 billion euros maturing on February 2013 and by the Revolving Credit Facility for the total amount of 200 million euros signed on December 20, 2010 and maturing on June 19, 2012 (extendable, at Telecom Italia’s discretion, until December 18, 2013):

(billions of euros)	03/31/2012		12/31/2011
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	1.25	0.25	1.25	0.25
Revolving Credit Facility – due August 2014	8.0	2.0	8.0	2.0
Revolving Credit Facility - due June 2012 (extendable until December 2013)	0.2	0.2	0.2	0.2
Total	9.45	2.45	9.45	2.45

Furthermore, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first quarter 2012, no new bond has been issued, while we point out the following repayments:

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 1,222.5 million euros 6.25% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros Euribor 3M+1.30%	Euro	107.7	3/14/2012

(1)  Net of 27.5 million euros repurchased from the company during the year 2011.

BUYBACKS

As already occurred in the last years, during the first quarter 2012 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 790 million euros 7.250% due April 2012 (*)	Euro	12	January 2012
Telecom Italia Finance S.A. 693 million euros 6.875% due January 2013 (*)	Euro	66	January-March 2012

(1) During the year 2011 the company repurchased the above mentioned bonds for the total amount of 290 million euros (199 million euros bond expiring April 2012 and 91 million euros bond expiring January 2013). Therefore, the total amount of the buy-back is equal to 368 million euros.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 249 million euros (nominal value) as of March 31, 2012 and decreased by 17 million euros in comparison with December 31, 2011 (266 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of March 31, 2012 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,628 million euros with the following detail:

•

790 million euros, due April 24, 2012;

•

1,000 million euros, due December 6, 2012;

•

693 million euros, due January 24, 2013;

•

645 million euros, due March 21, 2013;

•

500 million euros, due July 19, 2013.

With reference to the loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,056 million euros (out of a total of 2,971 million euros at March 31, 2012) is not secured by bank guarantees and there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Clause for inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new loan contracts, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent regulation in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium-long term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB, which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees; after that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand the immediate repayment of the disbursed amount. The current ratings (BBB and Baa2) didn’t require new guarantees or repayment of loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1 st, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 2,000,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a structure similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account of the October 28, 2009 amendment to the April 28, 2007 shareholder’s agreement. Therefore, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is directly or indirectly (through subsidiaries) acquired by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The disbursed amount is currently equal to 250,000,000 euros;

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically similar to that of the February 12, 2010 credit facility agreement. The disbursed amount is currently equal to 200,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programmes, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB.) The total nominal amount is 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for the amount of 2.65 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract. Specifically:

▪

in the loan signed by Telecom Italia with the EIB on August 5, 2011 and in the three contracts – assisted, respectively, by bank guarantee and by a guarantee issued by Sace S.p.A. – signed on September 26, 2011, for a total amount of 200 million euros, there is change in control if a subject or a group of subjects acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary board or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries;

▪

furthermore, the three contracts guaranteed and dated September 26, 2011 provide the “clause for inclusion” according to which in case Telecom Italia commits herself to maintain in other loans financial covenants not present or more restrictive than those granted to the EIB, the bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent clause in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

Export Credit Agreement (nominal outstanding amount 37,573,952 euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides the repayment of the loan in 2013. It is established that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall repay the outstanding loan at the first date in which the interest payment shall be due;

•

Senior Secured Syndicated Facility (nominal outstanding amount 312,464,000 Argentinean pesos, equal to approximately 53 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) and provides the repayment of the loan in 2016. The loan is granted by two pledges set up on (i) 15,374,858 Telecom Argentina’s shares and (ii) 2,351,752 American depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A.. The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change in control that comply the total repayment in advance of the loan in case the Telecom Group holds less then the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of March 31, 2012, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOM ITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Quarter 2012	1st Quarter 2011

Impact on EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	-	-
Impact on EBIT - Operating profit	-	-
Share of profits (losses) of associetes and joint ventures accounted for using the equity method – Other income (expenses) from investments
Net gain on disposal of EtecSa (Cuba)	-	17
Impact on profit (loss) before tax from continuing operations	-	17
Effects of income taxes	-	-
Impact on profit (loss) for the period	-	17

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 9th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager